UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to
Commission File Number 001-12209
A.	Full title of the plan and address of the plan, if different from the issuer named below
RANGE RESOURCES CORPORATION
401 (k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of the
Range Resources Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Range Resources Corporation 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 25, 2007

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$25,708,063	$18,820,143
Common collective trust	4,824,112	3,914,272
Range Resources common stock	17,399,013	17,062,600
Participant loans	693,631	607,208

Total assets	48,624,819	40,404,223

Liabilities
Liability for excess contributions	48,478	66,799

Total liabilities	48,478	66,799

Net assets available for benefits at fair value	48,576,341	40,337,424

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts	146,637	112,343

Net assets available for benefits	$48,722,978	$40,449,767

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2006	2005
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$2,168,765	$8,887,690
Interest and dividends	1,530,220	705,965

Total investment income	3,698,985	9,593,655

Transfers from other plans	1,027,466	15,080,181

Contributions:
Non-cash:
Employer stock	1,074,982	873,000
Cash:
Participant	2,613,144	2,076,364
Employer match	789,895	646,538
Rollover	651,459	54,078

Total contributions	5,129,480	3,649,980

Total additions to net assets	9,855,931	28,323,816

Deductions from net assets
Benefits paid to participants	1,582,720	1,858,481

Total deductions from net assets	1,582,720	1,858,481

Net increase in net assets available for benefits	8,273,211	26,465,335

Net assets available for benefits at beginning of year	40,449,767	13,984,432

Net assets available for benefits at end of year	$48,722,978	$40,449,767

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
A. Description of the Plan
Plan Description
The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 1989 as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On November 30, 2006, the Company merged the net assets of the Stroud 401(k) Plan in the approximate amount of $1.0 million into the Plan. On January 1, 2005, the Company merged the net assets of the Great Lakes LLC 401(k) Plan in the approximately amount of $15.1 million into the Plan. The assets of these plans have been recorded as “Transfers from other plans” in the accompanying statements of changes in net assets available for benefits.
The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.
Contributions
Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement.
Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.
Participants must be employed on the last day of the Plan year, and complete 1,000 hours of service during the Plan year to be eligible to receive profit sharing contributions. Each year the Board of Directors determines the percentage of employee salaries that the Company will contribute as a profit sharing contribution. The Company made profit sharing contributions, in the form of Company stock, at the rate of 3% of an eligible participant’s salary, which approximated $1,075,000 and $873,000 in 2006 and 2005, respectively.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
A. Description of the Plan — continued
Contributions — continued
At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. Effective January 1, 2005, the Company began making matching cash contributions to participant accounts. The cash match during both 2006 and 2005 was $0.50 on the dollar (per pay period) up to the first 6% of eligible participant contributions, which approximated $790,000 and $647,000 in 2006 and 2005, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s elective contribution, employer contribution(s), and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:

Vested
Years of Service	Percentage
Less than One (1) year	0%
One (1) year	40%
Two (2) years	80%
Three (3) or more years	100%
A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.
Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for 2006 and 2005, ranged from 4.00% to 10.25%. Principal and interest are paid ratably through payroll deductions.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
A. Description of the Plan – continued
Benefit Payments
Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, installment payments, or through the purchase of an annuity contract. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited and reallocated to the remaining participants once it is assured that a break in service was incurred by the withdrawing participant. Disbursements for benefits are recorded when paid.
A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependant; (6) or, on account of casualty expenses to repair damage to the participant’s principal residence.
Forfeitures
Forfeited balances of terminated participants’ non-vested accounts are reallocated to the account balances of the remaining participants.
Administrative Expenses
The Plan Sponsor pays administrative expenses of the Plan. The Plan Sponsor paid Plan expenses on behalf of the Plan of approximately $22,000 in 2006 and $23,000 in 2005.
B. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
B. Summary of Significant Accounting Policies – continued
Change in Accounting Principle
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As required, the Plan Sponsor retroactively adopted the FSP effective January 1, 2005.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. The common stock of the Company for the 2005 Plan year was valued using a unitized stock price which is valued at the last reported sales price on the last business day of the Plan year. For 2006 the common stock was valued using the quoted market prices for the Plan’s year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year.
Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year. These investments are subject to market or credit risks customarily associated with equity investments.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
B. Summary of Significant Accounting Policies – continued
Contributions
Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
Employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.
C. Investments
Participants may direct their 401(k) salary deferrals to be invested into any of the nineteen investment funds offered by the Plan as well as the common stock of the Company.
Non-cash profit sharing contributions made in the form of the Company’s common stock, by the Company, can be redirected by participants into any of the nineteen investment options offered by the Plan.
The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2006
Range Resources common stock	$17,399,013
American Growth Fund of America – R3	5,773,763
DWS Stable Value Trust-Institutional Shares	4,970,749
DWS Dreman High Return Equity – A	3,809,502
Oppenheimer Global Fund – Class N	2,697,161

Description	2005
Range Resources common stock	$17,062,600
American Growth Fund of America – R3	4,785,515
DWS Stable Value Trust-Institutional Shares	4,026,615
DWS Dreman High Return Equity – A	2,887,749

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
C. Investments — continued
Common stock of the Company represented approximately 36% of net assets available for benefits at December 31, 2006 compared to 42% of total net assets available for benefits at December 31, 2005.
During 2006 and 2005, the composition of the Plan’s net realized and unrealized gains on investments was as follows:

	2006	2005
Mutual funds	$1,511,431	$1,060,198
Range Resources common stock	657,334	7,827,492

	$2,168,765	$8,887,690

D. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Company has adopted the Scudder Trust Company Prototype Defined Contribution Plan, which has been approved by the IRS for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
E. Forfeitures
At December 31, 2006 and 2005, the balance in the forfeiture account approximated $14,000 and $60,000, respectively. In 2006, there was approximately $60,000 of forfeitures reallocated to participants. In 2005, there was approximately $36,000 of forfeitures reallocated to participants.

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
F. Transactions with Parties-in-Interest
Participants have the option to invest their salary deferrals into the common stock of the Company. The Plan invests in shares of mutual funds managed by Scudder. Scudder acts as trustee for these investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
G. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.
H. Plan Amendments
The Plan adopted additional acceptable reasons for the purpose of a hardship distribution. These additional purposes include: funeral/burial expenses relating to the death of the participant’s parent, spouse, child or dependent and casualty expenses to repair damage to the participant’s principal residence.
A good faith amendment, which covers the enrollment, timing, withdrawal restrictions and other items, has been adopted by the Plan for plan years beginning on or after January 1, 2006. These comprehensive regulations cover the requirements (including the nondiscrimination requirements) for cash or deferred arrangements under Code Sec. 401(k) and matching contributions and employee contributions under Code Sec. 401(m).
I. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, per the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$48,722,978	$40,449,767
Liability for excess contributions	48,478	66,799
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(146,637)	—

Net assets available for benefits per the Form 5500	$48,624,819	$40,516,566

RANGE RESOURCES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
I. Reconciliation of Financial Statements to Form 5500 — continued
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements. The modified cash basis of accounting was used in preparing the Form 5500, whereas the Plan’s financial statements have been prepared on the accrual basis of accounting as required by accounting principles generally accepted in the United States of America.

SUPPLEMENTAL SCHEDULES
RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS
December 31, 2006
EIN: 34-1312571
Plan: 002

Total that Constitute Nonexempt Prohibited
Transactions
Participant			Contributions
Contributions		Contributions	Pending	Corrected
Transferred	Contributions	Corrected	Correction in	Under VFCP and
Late to Plan	Not Corrected	Outside VFCP	VFCP	PTE 2002-51
$1,953	$—	$1,953	$—	$—

RANGE RESOURCES CORPORATION 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
EIN: 34-1312571
Plan: 002

	(b)	(c)
	Identity of Isuue,	Description of Investment, including			(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)		Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value		Value
*	Range Resources Corp.	Common Stock	*	*	$17,399,013
	American Funds	The Growth Fund of America — Class R3			5,773,763
*	DWS	Stable Value Trust — Institutional Shares	*	*	4,824,112
*	DWS	Dreman High Return Equity — A	*	*	3,809,502
	Oppenheimer	Global Fund — Class N	*	*	2,697,161
*	DWS	Mid Cap Growth Fund — Class A	*	*	1,976,500
*	DWS	Equity 500 Index Fund — Investment Class	*	*	1,912,169
*	DWS	Core Fixed Income Fund — Class A	*	*	1,893,681
*	DWS	Moderate Allocation Fund — Class A	*	*	1,759,413
	Allianz	NFJ Small Cap Value — A	*	*	1,183,281
*	DWS	RREEF Real Estate Securities Fund — Class A	*	*	1,141,553
*	DWS	International Select Equity Fund — Class A			961,491
*	DWS	Value Builder Fund — Class A	*	*	833,782
	Lord Abbett	Mid-Cap Value Fune — Class P	*	*	717,780
	Pimco	Real Return Fund — Class R	*	*	381,209
*	DWS	Micro Cap Fund — Class A			321,005
*	DWS	Growth Allocation Fund — Class A	*	*	159,402
*	DWS	Conservative Allocation Fund — Class A	*	*	114,966
*	DWS	Growth Plus Allocation Fund — Class A	*	*	71,405
*	Participant loans	4.00% -10.25%; 1 - 5 years	-0-		693,631

					$48,624,819

*	Represents a party-in-interest as defined by ERISA

**	Cost not necessary due to partipant-directed investments in mutual funds, common collective trust and common stock

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN
Date: June 27, 2007	/s/ Roger S. Manny
Roger S. Manny, Trustee

Exhibit Index

NUMBER	Exhibit
23*	Consent of independent accountants

99.1*
Certification of the December 31, 2006 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith